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               December 19, 2022

       Jiang Hui
       Chief Executive Officer
       Wave Sync Corp.
       19 West 44th Street
       Suite 1001
       New York, NY 10036

                                                        Re: Wave Sync Corp.
File No. 1-34113
                                                            Form 10-K filed May
24, 2022

       Dear Jiang Hui:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Industrial Applications and

               Services